Jeffrey A. Stein

+1 202 663 6000 (t)

+1 202 663 6363 (f)

jeff.stein@wilmerhale.com

February 9, 2021

Via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	David M. Plattner
Office of Mergers and Acquisitions

Re:	National Holdings Corporation
Schedule 14D-9 filed by National Holdings Corporation
Filed January 27, 2021
File No. 005-51125

Schedule 13E-3 filed by National Holdings Corporation, B. Riley Financial, Inc. and B. Riley Principal Merger Corp. III.
Filed January 28, 2021
File No. 005-51125

Ladies and Gentlemen:

On behalf of our client, National Holdings Corporation (“National”), we submit this letter setting forth the responses of National to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 4, 2021 (the “Comment Letter”) with respect to the Schedule 14D-9 and Schedule 13-E3, filed with the Commission by National on January 27, 2021 and January 28, 2021, respectively. Concurrently with the filing of this letter, National has filed Amendment No. 1 to the Schedule 14D-9 (the “14D-9 Amendment”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment.

Securities and Exchange Commission

February 9, 2021

Schedule 14D-9

Background of the Offer and the Merger, page 12

1.	We note the following disclosure on page 29: “During the course of the call with Mr. Mullen, Mr. Riley stated that he realized that he had missed a portion of one of Mr. Mullen’s emails that could have resulted in an agreement regarding senior management’s outstanding equity awards. Mr. Riley and Mr. Mullen, while on the phone, informally outlined a potential path to agreement regarding the treatment of such equity awards. After the call with Mr. Mullen, Mr. Riley sent an email to certain members of the National Board and management informing them of his discussion with Mr. Mullen and stating that he now believed that he could reach an agreement with senior management regarding management’s outstanding equity awards. Mr. Riley also called a representative of WilmerHale to explain the importance of the missed portion of the email to his willingness to pursue a transaction.” Please provide additional disclosure regarding the content of the “missed portion” of the email.

Response: National acknowledges the Staff’s comment and in the 14D-9 Amendment has revised the disclosure set forth in “Item 4. The Solicitation or Recommendation—Background of the Offer of the Merger” of the Schedule 14D-9.

2.	Please clearly identify the members of the Special Committee who were present for the January 6 meeting.

Response: National acknowledges the Staff’s comment and in the 14D-9 Amendment has revised the disclosure set forth in “Item 4. The Solicitation or Recommendation—Background of the Offer of the Merger” of the Schedule 14D-9.

Opinion of the Special Committee’s Financial Advisor, page 44

3.	We note the following disclosure on page 44: “For purposes of KBW’s opinion, the ‘Excluded Holders’ referred to members of National’s management who have entered into new employment agreements with National in connection with the Transactions, BRF, Purchaser and their respective affiliates.” Please identify by name the specific members of National’s management to whom the definition refers.

4.	Response: National acknowledges the Staff’s comment and in the 14D-9 Amendment has revised the disclosure set forth in “Item 4. The Solicitation or Recommendation— Opinion of the Special Committee’s Financial Advisor” of the Schedule 14D-9.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (617) 526-6624 or my colleague, Andrew Goldman, at (212) 230-8836.

Securities and Exchange Commission

February 9, 2021

Best regards,

/s/ Jeffrey A. Stein

cc:	Michael A. Mullen Andrew Goldman Judd M Abramson Ryan S. Brewer